FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	Financial Statements as of June 30, 2004 and Comparative Information

2.	Limited Review Report on Interim Period Financial Statements

3.	Statutory Audit Committee’s Report

SOCIEDAD ANONIMA

Financial Statements as of June 30, 2004, and Comparative Information

Limited Review Report on Interim Period Financial Statements

Statutory Audit Committee’s Report

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph - See Note 11 to the primary financial statements

Limited Review Report on Interim Period Financial Statements

To the Board of Directors of YPF SOCIEDAD ANONIMA:

1.               We have reviewed the balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of June 30, 2004, and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended. We have also reviewed the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of June 30, 2004, and the related consolidated statements of income and cash flows for the six-month period then ended, which are presented as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Management.

2.               We conducted our review in accordance with generally accepted auditing standards in Argentina for a review of interim period financial statements. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for accounting and financial matters. A review is substantially less in scope than an audit of financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.               Based on our review, we are not aware of any material modification that should be made to the financial statements referred to in the first paragraph for them to be in conformity with generally accepted accounting principles in Buenos Aires City, Argentina.

4.               As described in Note 9 to the accompanying primary financial statements, during year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar in place since March 1991 and adopted a set of economic, monetary, financial, fiscal and exchange measures. The accompanying financial statements should be read taking into account these issues. The future development of the economic crisis may require further measures from the Argentine Federal Government.

5.               In relation to the financial statements as of December 31, 2003 and June 30, 2003, which are presented for comparative purposes, we issued our unqualified auditors’ report dated March 4, 2004, and our unqualified limited review report on interim period financial statements dated August 7, 2003, respectively. These financial statements, presented for comparative purposes, include the restatement related to the presentation of discontinued operations mentioned in Note 1.c. to the accompanying consolidated financial statements.

6.               Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Buenos Aires City, Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 11 to the accompanying financial statements).

Buenos Aires, Argentina

July 29, 2004

DELOITTE & Co. S.R.L.

RICARDO C. RUIZ

Partner

2

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF JUNE 30, 2004 AND COMPARATIVE INFORMATION

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

Avenida Presidente Roque Sáenz Peña 777 – Buenos Aires

FISCAL YEARS NUMBER 28 AND 27

BEGINNING ON JANUARY 1, 2004 AND 2003

FINANCIAL STATEMENTS AS OF JUNE 30, 2004 AND COMPARATIVE INFORMATION

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, marketing, transportation and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals and chemicals, generation of electric power from hydrocarbons, as well as rendering telecommunications services.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 9, 2003.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001: not incorporated.

Capital structure as of June 30, 2004

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing
(Note 4 to primary financial statements)

• Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

JOSE MARIA RANERO DIAZ
Director

Schedule I

1 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004	2003
Current Assets
Cash	225	357
Investments (Note 2.a)	312	952
Trade receivables (Note 2.b)	1,836	1,823
Other receivables (Note 2.c)	3,370	6,415
Inventories (Note 2.d)	1,061	806
Other assets (Note 1.c)	78	84
Total current assets	6,882	10,437

Noncurrent Assets
Trade receivables (Note 2.b)	78	84
Other receivables (Note 2.c)	1,380	1,435
Investments (Note 2.a)	648	573
Fixed assets (Note 2.e)	20,214	20,423
Intangible assets	26	32
Total noncurrent assets	22,346	22,547
Total assets	29,228	32,984

Current Liabilities
Accounts payable (Note 2.f)	1,636	1,712
Loans (Note 2.g)	475	915
Salaries and social security	110	102
Taxes payable	1,493	3,396
Net advances from crude oil purchasers	262	260
Reserves	83	98
Total current liabilities	4,059	6,483

Noncurrent Liabilities
Accounts payable (Note 2.f)	489	454
Loans (Note 2.g)	1,939	2,085
Salaries and social security	113	114
Taxes payable	25	21
Net advances from crude oil purchasers	760	881
Reserves	568	537
Total noncurrent liabilities	3,894	4,092
Total liabilities	7,953	10,575

Temporary differences
Foreign companies’ translation	(109)	(115)
Valuation of derivative instruments	(9)	(10)
Shareholders’ Equity	21,393	22,534
Total liabilities, temporary differences and shareholders’ equity	29,228	32,984

Notes 1 to 4, the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

JOSE MARIA RANERO DIAZ
Director

Schedule I

2 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004	2003

Net sales (Note 4)	9,156	8,520
Cost of sales	(4,228)	(3,746)
Gross profit	4,928	4,774

Administrative expenses (Exhibit H)	(202)	(167)
Selling expenses (Exhibit H)	(627)	(538)
Exploration expenses (Exhibit H)	(189)	(124)
Operating income	3,910	3,945

Income on long-term investments (Note 4)	83	137
Other expenses, net (Note 2.h)	(107)	(82)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	82	136
Exchange differences	(22)	(1,126)
Holding gains on inventories	120	42
Losses on exposure to inflation	—	(8)
(Losses) Gains on liabilities
Interests	(106)	(134)
Exchange differences	(33)	980
Gains on exposure to inflation	—	14
Net income before income tax	3,927	3,904
Income tax	(1,544)	(1,724)
Net income from continuing operations	2,383	2,180

Income on discontinued operations (Note 1.c)	16	9
Net income	2,399	2,189
Earnings per share	6.10	5.57

Notes 1 to 4, the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

JOSE MARIA RANERO DIAZ
Director

Schedule I

3 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004	2003
Cash Flows from Operating Activities
Net income	2,399	2,189
Adjustments to reconcile net income to net cash provided by operating activities:
Income on long-term investments and discontinued operations	(99)	(146)
Dividends from long-term investments	38	23
Depreciation of fixed assets	1,198	1,125
Consumption of materials and fixed assets retired, net of allowances	166	367
Increase in allowances for fixed assets	59	24
Net increase in reserves	16	29
Changes in assets and liabilities:
Trade receivables	(7)	297
Other receivables	3,133	497
Inventories	(255)	(139)
Accounts payable	(97)	(182)
Salaries and social security	2	(54)
Taxes payable	(1,899)	1,568
Net advances from crude oil purchasers	(127)	(508)
Exchange differences, interests and others	(85)	(1,031)

Net cash flows provided by operating activities	4,442 (1)	4,059 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(1,197)	(1,048)
Capital distributions from long-term investments	4	—
Capital contributions in long-term investments	—	(3)
Investments (non cash and equivalents)	8	(31)

Net cash flows used in investing activities	(1,185)	(1,082)

Cash Flows from Financing Activities
Payment of loans	(725)	(1,013)
Proceeds from loans	273	37
Dividends paid	(3,540)	(1,967)

Net cash flows used in financing activities	(3,992)	(2,943)

(Decrease) increase in Cash and Equivalents	(735)	34
Cash and equivalents at the beginning of years	1,248	810
Effect of changes in the purchasing power of Argentine pesos on cash and equivalents	—	(5)

Cash and equivalents at the end of periods	513	839

For supplemental information on cash and equivalents, see Note 2.a.

(1)               Includes (3,539) and (125) corresponding to income tax and minimum presumed income tax payments and (107) and (160) corresponding to interest payments for the six-month periods ended June 30, 2004 and 2003, respectively.

Notes 1 to 4, the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

JOSE MARIA RANERO DIAZ
Director

Schedule I

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements, except where otherwise indicated)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

1.                   CONSOLIDATED FINANCIAL STATEMENTS

a)                   Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), YPF Sociedad Anónima (the “Company” or “YPF”) has consolidated its balance sheets as of June 30, 2004 and as of December 31, 2003 and the related statements of income and cash flows for the six-month periods ended June 30, 2004 and 2003, as follows:

•                       Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost, expenses and, if applicable, temporary differences, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments. If applicable, minority shareholders’ interest on equity and net income is disclosed separately in the balance sheets and income statements, respectively.

•                       Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost, expenses and, if applicable, temporary differences, considering intercompany profits, transactions, balances and other consolidation adjustments.

Under General Resolution No. 368 from the Argentine Securities Commission (“CNV”), the Company discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements.

b)                   Financial statements used for consolidation:

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which have produced changes on the latter shareholders’ equity.

c)                   Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Other assets and income on discontinued operations

As of June 30, 2004, YPF through YPF Holdings Inc., has agreed the sale at fair market value of its interest in Global Companies LLC and affiliates (“Global”), a jointly controlled company with operations in the Refining and Marketing segment in the United States of America. The mentioned transaction was consummated in July 2004 for an amount of US$ 43 millions.

Prior to June 30, 2004, YPF has proportionally consolidated its balance sheet and statements of income and cash flows with Global’s respective financial statements. Due to the mentioned sale agreement, the Company’s equity interest and equity income in Global are disclosed in “Other assets” and “Income on discontinued operations” accounts of the consolidated balance sheet and statement of income, respectively, together with the goodwill originated in the puchase of such company and its corresponding amortization. The financial statements presented for comparative purposes were restated to give retroactive effect to the presentation of this discontinued operation. As a consequence, net sales and operating income for the six-month period ended June 30, 2003 decreased in 2,004 and 17, respectively.

Fixed assets

Mineral property on foreign unproved properties has been valued at cost translated as detailed in Note 2.d to the primary financial statements. Capitalized costs related to unproved reserves properties are reviewed periodically by Management to ensure the carrying value is recoverable.

Intangible assets

Correspond to start up and organization costs, valued at acquisition cost restated as detailed in Note 1 to the primary financial statements, less corresponding accumulated amortization, which is calculated using the straight-line method over its estimated useful life of five years.

In the opinion of Company’s Management, future activities will generate enough economic benefits to recover incurred costs.

Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., a YPF’ subsidiary with operations in United States of America, has a number of trustee noncontributory pension plans and postretirement benefits.

The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans are accrued based on years of service and compensation earned during years of employment. YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in the case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are funded as claims are incurred.

Recognition of revenues and construction costs

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current period. Anticipated losses on contracts in progress are expensed when identified.

Derivative instruments

Compañía Mega S.A. (“Mega”) and Profertil S.A. have entered into cash flow hedges, for which the objective is to provide protection against variability in cash flows due to changes in interest rates established in financial obligation contracts. Changes in the fair value of cash flow hedges are initially deferred in the account “Temporary differences - Valuation of derivative instruments” in the balance sheet and charged to financial expenses of the statement of income as the related transactions are recognized. Fair value of these derivative instruments generated an increase in liabilities of 9 and 10 as of June 30, 2004 and December 31, 2003, respectively, and were included in the “Loans” account of the balance sheet.

2.                   ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts as of June 30, 2004 and December 31, 2003

Assets

a)                   Investments:

	2004			2003
	Current		Noncurrent	Current		Noncurrent

Short-term investments and government securities	312	(1)	9	952	(1)	9
Long-term investments	—		991	—		857
Allowance for reduction in value of holdings in long-term investments	—		(352)	—		(293)
	312		648	952		573

(1)               Includes 288 and 891 as of June 30, 2004 and December 31, 2003, respectively, with an original maturity of less than three months.

b)                   Trade receivables:

	2004		2003
	Current	Noncurrent	Current	Noncurrent

Accounts receivable	1,782	78	1,770	84
Related parties	386	—	428	—
	2,168	78	2,198	84
Allowance for doubtful trade receivables	(332)	—	(375)	—
	1,836	78	1,823	84

c)                   Other receivables:

	2004			2003
	Current		Noncurrent	Current		Noncurrent

Deferred income tax	—		188	—		203
Tax credits and export rebates	300		84	285		106
Trade	30		—	40		—
Prepaid expenses	43		227	46		251
Concessions charges	18		115	18		125
Related parties	2,680	(1)	632	5,906	(1)	615
Loans to clients	9		87	9		87
From the renegotiation of long-term contracts	—		21	—		25
From joint ventures and other agreements	17		—	29		—
Miscellaneous	401		103	204		103
	3,498		1,457	6,537		1,515
Allowance for other doubtful accounts	(128)		—	(122)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(77)	—		(80)
	3,370		1,380	6,415		1,435

(1)               Includes 1,363, which accrues an annual interest rate from 0.99% to 2.40% as of June 30, 2004, and 4,393 as of December 31, 2003 with Repsol International Finance B.V. (Other related party under common control).

d)              Inventories:

	2004	2003

Refined products and other manufactured for sale	557	413
Crude oil	342	268
Products in process of refining and separation	12	16
Raw materials, packaging materials and others	150	109
	1,061	806

e)              Fixed assets:

	2004	2003

Net book value of fixed assets (Exhibit A)	20,346	20,509
Allowance for unproductive exploratory drilling	(85)	(39)
Allowance for obsolescence of materials	(26)	(26)
Allowance for fixed assets to be disposed of	(21)	(21)
	20,214	20,423

Liabilities

f)                Accounts payable:

	2004		2003
	Current	Noncurrent	Current	Noncurrent

Trade	1,288	37	1,367	37
Hydrocarbon wells abandonment obligations	—	359	—	347
Related parties	106	—	144	—
From joint ventures and other agreements	104	—	104	—
Miscellaneous	138	93	97	70
	1,636	489	1,712	454

g)             Loans:

	Interest	Principal	2004		2003
	rates(1)	maturity	Current	Noncurrent	Current	Noncurrent

YPF Negotiable Obligations	7.75-10.00%	2007-2028	30	1,071	574	1,075
Related parties(2)	1.94-10.77%	2004-2014	107	257	50	—
Maxus Notes	10.38-10.83%	2004	5	—	6	—
Mega Negotiable Obligations	5.15-10.77%	2004-2014	16	114	29	409
Profertil syndicated loan	3.73-7.22%	2004-2010	48	296	41	366
Interest rate swaps	—	—	1	8	1	9
Other bank loans and other creditors	1.25-7.65%	2004-2007	268	193	214	226
			475	1,939	915	2,085

(1)               Annual interest rates as of June 30, 2004.

(2)               Includes 272 and 92 granted by Repsol Netherlands Finance B.V. and Mega, respectively, as of June 30, 2004, and 44 granted by Repsol Netherlands Finance B.V. as of December 31, 2003.

Consolidated Statements of Income Accounts as of June 30, 2004 and 2003

h)             Other expenses, net:

	Income (Expense)
	2004	2003

Reserve for pending lawsuits	(48)	(140)
Miscellaneous	(59)	58
	(107)	(82)

3.                   COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Laws and regulations related to health and environmental quality in the United States affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions, Inc. (“TS”) have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary. YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial tasks and in certain other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

As of June 30, 2004, reserves for the environmental contingencies totaled approximately 178. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated, however, changes in circumstances could result in changes, including additions, to such reserves in the future.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus’ aggregate exposure for this cost sharing being limited to US$ 75 million. The total expended by YPF Holdings Inc. under this cost sharing arrangement was approximately US$ 67 million as of June 30, 2004. The remaining portion of this cost sharing arrangement (US$ 8 as of June 30, 2004) has been reserved. TS has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

In the following discussions concerning plant sites and third party sites, references to YPF Holdings Inc. include, as appropriate and solely for ease of reference, references to Maxus and TS. As indicated above, TS is also a subsidiary of YPF Holdings Inc. and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey, agricultural chemicals plant. In 1998, the EPA approved the remedial design. The construction of the approved remedy was substantially completed in early 2002. The facility is in an optimization phase, which includes testing and related operations and is expected to continue through 2004. This work is being supervised and paid for by TS pursuant to the above described indemnification obligation to Occidental. YPF Holdings Inc. has fully reserved the estimated costs required to complete the optimization phase and thereafter to conduct ongoing operation and maintenance of such remedy (at an average cost of approximately US$ 1 million annually) for 9 years from and after January 1, 2004.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which TS is conducting further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. The stability of the sediments in the entire six-mile portion of the Passaic River study area is also being examined as a part of TS’s studies. YPF Holdings Inc. currently expects the testing and studies to be completed in 2005 and the cost to be incurred are approximately 21 after June 30, 2004, which amount has been fully reserved. Maxus and TS have been conducting similar studies under their own auspices for several years. In addition, the EPA and other agencies are addressing for the lower Passaic River in a cooperative effort designated as the Lower Passaic River Restoration Initiative (the “PRRI”). TS has agreed, along with approximately thirty other entities, to participate in a remedial investigation and feasibility study proposed in connection with the PRRI. TS’s estimated share of the cost of this remedial investigation and feasibility study is 1 over the next three years, which amount has been fully reserved. As of June 30, 2004, there is an additional 6 reserved in connection with continuing such other studies and related matters related to the Passaic River; however, given the DEP’s Directive No. 1 and a Notice of Intent to sue (both discussed below), this reserve amount is currently being reassessed. Until these studies are completed and evaluated, YPF Holdings Inc. cannot reasonably forecast what remedial program, if any, will be proposed for the Passaic River or the Newark Bay watershed and, therefore, cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River.

On September 19, 2003, the DEP issued its Directive No. 1 for Natural Resource Injury Assessment and Interim Compensatory Restoration of Natural Resources for the Lower Passaic River (“Directive No. 1”). Directive No. 1 was served on approximately sixty six entities, including Occidental and Maxus and certain of their respective related entities, and seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRI, a Congressional urban rivers restoration initiative designed to address urban rivers such as the Passaic through a joint federal, state, local and private sector cooperative effort. The Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and TS have filed a response to Directive No. 1 on behalf of themselves and Occidental, as successor to Chemicals, which sets forth both how these parties are complying with Directive No. 1 and certain defenses thereto. Settlement discussions between the DEP and the named entities have been held, however, no agreement has been reached or is assured.

On February 13, 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. The scope of the work plan is expected to be agreed upon during the third quarter of 2004. Once the work plan for and estimated cost of these studies have been determined, an appropriate reserve will be established.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny’s Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. TS, on behalf of Occidental, is presently performing the work, and TS is funding Occidental’s share of the cost of investigation and remediation of these sites. TS, on behalf of Occidental, is required to provide financial assurance for performance of the work. Currently, the required financial assurance is provided through a letter of credit. This financial assurance may be reduced with the approval of the DEP following any annual cost review. While TS has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. TS submitted its remedial investigation reports to the DEP in late 2001, and the DEP continues to review these reports. The results of the DEP’s review of these reports could increase the cost of any further remediation that may be required. YPF Holdings Inc. has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being approximately 79 as of June 30, 2004. In addition, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called “orphan” chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. The State of New Jersey has expressed an increased interest in possibly instituting legal action seeking recovery of its expenditures in connection with these sites. The parties have settled the DEP’s claims of natural resource damages related to chromite ore residue both at said orphan sites and other known and unknown sites in Hudson and Essex Counties, New Jersey. While Maxus and TS expect settlement discussions to continue on the other aspects of the DEP’s claims, there can be no assurance of a negotiated resolution to these claims. In addition, in June 2004, the DEP expressed a desire that a sediments testing program be conducted on a portion of the Hackensack River, near the former Kerny Plant. TS, on behalf of Occidental, and other parties are engaged in discussions with the DEP regarding this issue. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements. In 1998, the DEP proposed new soil action levels for chromium. While the proposal remains incomplete in certain regards, the DEP is currently reviewing the proposed action levels.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). For many years, the site of the Chrome Plant has been under the administrative control of the EPA pursuant to an administrative consent order under which Chemicals is required to maintain a clay cap over the Chrome Plant site and to conduct certain ground water and surface water monitoring. Certain other areas have previously been clay-capped, and one specific site, which was a waste disposal site from the mid-1960s until the 1970s, has been encapsulated and is being controlled and monitored. In 1995, the Ohio Environmental Protection Agency (the “OEPA”) issued its Director’s Final Findings and Order (the “Director’s Order”) by consent ordering that a remedial investigation and feasibility study (the “RIFS”) be conducted at the former Painesville Works area. TS has agreed to participate in the RIFS as required by the Director’s Order. TS submitted the remedial investigation report to the OEPA, which was finalized in 2003. TS will submit required feasibility reports separately. As of June 30, 2004, it is estimated that the remaining cost of performing the RIFS will be approximately 1. In spite of the many remedial, maintenance and monitoring activities performed, the former Painesville Works site has been proposed for listing on the National Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. YPF Holdings Inc. has reserved its estimated share of the cost to perform the RIFS and an additional 2, as of June 30, 2004, for operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville Works site and make any changes, including additions, to its reserve as may be required. TS has entered into an agreement with a developer for the possible development and use of all or portions of this site. While the developer is proceeding with its development plans, there can be no assurance that this site will be successfully developed or that any productive use can be made of all or a portion of this site.

Third Party Sites. Chemicals has also been designated as a potentially responsible party (“PRP”) by the EPA under CERCLA with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At a number of these sites, the ultimate response cost and Chemicals’ share of such costs cannot be estimated at this time. At June 30, 2004, YPF Holdings Inc. has reserved approximately 13 in connection with its estimated share of costs related to these sites.

The Port of Houston Authority (the “Port”) sued a number of parties, including Occidental (as successor to Chemicals) and Maxus, alleging in excess of US$ 25 million in damages to its property, plus the need for remediation at certain of its property, as a result of contamination allegedly emanating from a facility adjoining Greens Bayou formerly owned by Chemicals and at which DDT and certain other chemicals were manufactured. Chemicals conveyed the Greens Bayou facility to a company in which it owned a 50% interest in 1983 and later conveyed its interest in that company to Maxus. Subsequently in 1985, Maxus acquired a full ownership interest in the company and then conveyed all of its interest in such company to a third party. TS is handling this matter on behalf of Occidental. While some of the substances of concern may have been manufactured at the Greens Bayou facility prior to these conveyances, TS and Maxus believe that any contamination of the Port’s property that may have emanated from the Greens Bayou facility occurred after the conveyance of the company in 1985 or has been remediated. The Port’s claims have been settled for an initial payment of US$ 30 million and certain other undertakings, including an agreement to remediate various properties in the vicinity of the Greens Bayou facility. The estimated cost of such remediation is not expected to exceed a total of US$ 80 million. Pursuant to a cost sharing agreement among the defendants, TS (on behalf of Occidental) contributed US$ 6.3 million toward the settlement, subject to the defendants’ agreement to arbitrate their respective obligations in connection with the settlement. The arbitration is expected to begin in the second half of 2004.

Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. Both Maxus and Occidental filed motions for partial summary judgment. In 2002, the court granted Occidental’s and denied Maxus’ respective motions for partial summary judgment. Maxus believes the court erred and has appealed.

In 2001, the Texas State Comptroller assessed Midgard Energy Company, a subsidiary of YPF Holdings Inc., approximately 76 in Texas state franchise taxes, plus penalty and interest (currently estimated to be in excess of 146), for periods from 1997 back to 1984. The basis for the assessments essentially is the Comptroller’s attempt to characterize certain debt as capital contributions. YPF Holdings Inc. believes the assessment is without substantial merit and has challenged the assessment through administrative appeals procedures.

In 2001, the Texas State Comptroller also assessed Maxus Corporate Company, a former subsidiary of YPF Holdings Inc. that was merged into Maxus in December 1998, approximately 4 in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest (currently estimated in 3). On March 31, 2004, the administrative law judge issued a proposed decision that would affirm approximately 3 of such assessment, plus penalty and interest. YPF Holdings Inc. believes the proposed decision is erroneous and, when the decision is issued in final form, intends to challenge it in a court action, where there would be a new trial.

In 2002, Occidental sued Maxus and TS in state court in Dallas, Texas seeking a declaration that Maxus and TS have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that (a) said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation, and (b) TS is not a party to said agreement. Both Maxus and TS, on the one hand, and Occidental, on the other, filed motions for summary judgment in this action. The court granted Maxus and TS motion, and overruled Occidental’s motion, on July 19, 2004. Once a final judgment has been entered, Occidental will have the right to appeal this decision. In a related development, in June 2003, the U.S. Supreme Court affirmed, by a four to four vote, a decision of the Second Circuit Court of Appeals, which held that the 1984 settlement of the claims of Vietnam veterans does not preclude certain Vietnam veterans from asserting claims alleging injury due to Agent Orange exposure. While Maxus believes there are a number of valid defenses to any claims that may be asserted by Vietnam veterans who are not bound by the terms of the 1984 settlement, it also believes that Occidental is responsible for any Agent Orange lawsuits filed after the September 4, 1986 cut-off date.

In May 2003, the U.S. Internal Revenue Service (“IRS”) assessed Maxus (for 1994, 1995 and 1996) and YPF Holdings Inc. (for 1997) an aggregate of approximately 70 in additional income taxes. Maxus and YPF Holdings Inc. believe that most of these assessments are without substantial merit, and they have protested this assessment. On January 30, 2004, the IRS assessed YPF Holdings Inc. an additional 22 in withholding taxes, which the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. YPF Holdings Inc. believes this assessment is without substantial merit and has challenged same.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on YPF Holdings Inc.’s financial condition. YPF Holdings Inc. has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material.

4.              CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into five segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil arising from service contracts and concession obligations, as well as natural gas sales (“Exploration and Production”); the refining and marketing of crude oil and petroleum derivatives (“Refining and Marketing”); the petrochemical operations (“Chemical”); the marketing of certain natural gas liquids and electric power generation (“Natural Gas and Electricity”); and other activities, not falling into these categories, are classified under “Corporate and Other” which principally include corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations mentioned in Note 3.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production	Refining and Marketing	Chemical	Natural Gas and Electricity		Corporate and Other	Consolidation Adjustments	Total
Six-month period ended June 30, 2004
Net sales to unrelated parties	820	6,113	794	145		61	—	7,933
Net sales to related parties	230	884	—	109		—	—	1,223
Net intersegment sales	5,222	341	78	—		53	(5,694)	—
Net sales	6,272	7,338	872	254	(1)	114	(5,694)	9,156
Operating income (loss)	3,112	675	213	117		(167)	(40)	3,910
Income on long-term investments	5	15	46	17		—	—	83
Depreciation and amortization	944	182	42	15		15	—	1,198
Acquisitions of fixed assets	1,068	100	33	1		9	—	1,211
As of June 30, 2004
Assets	15,493	7,731	2,006	1,003		3,639	(644)	29,228

Six-month period ended June 30, 2003
Net sales to unrelated parties	583	5,791	550	129		59	—	7,112
Net sales to related parties	181	1,157	—	70		—	—	1,408
Net intersegment sales	5,368	332	85	—		71	(5,856)	—
Net sales	6,132	7,280	635	199	(1)	130	(5,856)	8,520
Operating income (loss)	3,138	831	161	84		(139)	(130)	3,945
Income on long-term investments	16	19	47	55		—	—	137
Depreciation and amortization	879	185	31	15		15	—	1,125
Acquisitions of fixed assets	959	70	15	—		8	(4)	1,048
As of December 31, 2003
Assets	15,548	7,240	1,985	1,018		7,788	(595)	32,984

(1)               Natural gas sales are recorded in the Exploration and Production segment.

Export revenues for the six-month periods ended June 30, 2004 and 2003 were 3,767 and 3,561, respectively. The export sales were mainly to the United States of America, Brazil and Chile.

JOSE MARIA RANERO DIAZ
Director

Schedule 1

Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2004 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004
	Cost
Main Account	Amounts at Beginning of Year	Traslation Net Effect (5)	Increases		Net Decreases and Transfers	Amounts at End of Period

Land and buildings	2,283	—	—		25	2,308
Mineral property, wells and related equipment	39,185	1	2		474	39,662
Refinery equipment and petrochemical plants	8,433	—	3		59	8,495
Transportation equipment	1,758	—	1		17	1,776
Materials and equipment in warehouse	275	—	280		(247)	308
Drilling and work in progress	1,351	2	923		(518)	1,758
Furniture, fixtures and installations	453	—	—		18	471
Selling equipment	1,240	—	—		—	1,240
Other property	324	—	2		(9)	317
Total 2004	55,302	3	1,211	(2)	(181 (1)	56,335
Total 2003	53,463	(18)	1,048		(569 (1)	53,924

	2004
	Depreciation								2003
	Accumulated					Accumulated	Net Book		Net Book		Net Book
	at Beginning	Net Decreases		Depreciation		at End	Value		Value		Value
Main Account	of Year	and Transfers		Rate	Increases	of Period	06-30-04		06-30-03		12-31-03

Land and buildings	921	2		2%	21	944	1,364		1,369		1,362
Mineral property, wells and related equipment	26,309	—		(4)	937	27,246	12,416	(3)	12,272	(3)	12,876	(3)
Refinery equipment and petrochemical plants	4,966	—		4-10%	154	5,120	3,375		3,561		3,467
Transportation equipment	1,149	(3)		4-5%	24	1,170	606		534		609
Materials and equipment in warehouse	—	—		—	—	—	308		301		275
Drilling and work in progress	—	—		—	—	—	1,758		1,649		1,351
Furniture, fixtures and installations	388	(1)		10%	18	405	66		79		65
Selling equipment	810	—		10%	39	849	391		462		430
Other property	250	—		10%	5	255	62		83		74
Total 2004	34,793	(2	)(1)		1,198	35,989	20,346
Total 2003	32,627	(138	)(1)		1,125	33,614			20,310		20,509

(1)               Includes 13 and 64 of net book value charged to fixed assets allowances for the six-month periods ended June 30, 2004 and 2003, respectively.

(2)               Includes 14 corresponding to the future cost of hydrocarbon wells abandonment obligations for the six-month period ended June 30, 2004.

(3)               Includes 1,445, 1,574 and 1,514 of mineral property as of June 30, 2004 and 2003 and December 31, 2003, respectively, and 135 and 129 related to the future cost of hydrocarbon wells abandonment obligations as of June 30, 2004 and December 31, 2003, respectively.

(4)               Depreciation has been calculated according to the unit of production method.

(5)               Includes the net effect of the exchange differences, originated in the translation of net book values at beginning of year, related to investments in foreign companies.

Schedule 1

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003 EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004					2003
	Production	Administrative	Selling	Exploration
	Costs	Expenses	Expenses	Expenses	Total	Total

Salaries and social security taxes	178	40	56	12	286	243
Fees and compensation for services	14	46	9	3	72	63
Other personnel expenses	59	18	12	5	94	81
Taxes, charges and contributions	73	8	94	—	175	149
Royalties and easements	801	—	—	3	804	747
Insurance	34	—	8	—	42	47
Rental of real estate and equipment	96	—	25	1	122	83
Survey expenses	—	—	—	33	33	32
Depreciation of fixed assets	1,125	14	59	—	1,198	1,125
Industrial inputs, consumable materials and supplies	225	6	11	4	246	251
Construction and other service contracts	165	25	18	4	212	199
Preservation, repair and maintenance	332	6	6	4	348	363
Contracts for the exploitation of productive areas	138	—	—	—	138	107
Unproductive exploratory drillings	—	—	—	113	113	50
Transportation, products and charges	203	—	327	—	530	461
(Recovery) allowance for doubtful trade receivables	—	—	(40)	—	(40)	4
Publicity and advertising expenses	—	12	23	—	35	24
Fuel, gas, energy and miscellaneous	179	27	19	7	232	221
Total 2004	3,622	202	627	189	4,640
Total 2003	3,421	167	538	124		4,250

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004	2003
Current Assets
Cash	69	233
Investments (Note 3.a)	66	673
Trade receivables (Note 3.b)	1,731	1,687
Other receivables (Note 3.c)	2,551	5,627
Inventories (Note 3.d)	907	675
Total current assets	5,324	8,895

Noncurrent Assets
Trade receivables (Note 3.b)	77	80
Other receivables (Note 3.c)	1,169	1,184
Investments (Note 3.a)	2,682	2,533
Fixed assets (Note 3.e)	18,525	18,702
Total noncurrent assets	22,453	22,499
Total assets	27,777	31,394

Current Liabilities
Accounts payable (Note 3.f)	1,462	1,618
Loans (Note 3.g)	375	650
Salaries and social security	83	76
Taxes payable	1,419	3,344
Net advances from crude oil purchasers (Note 3.h)	262	260
Reserves (Exhibit E)	21	37
Total current liabilities	3,622	5,985

Noncurrent Liabilities
Accounts payable (Note 3.f)	431	436
Loans (Note 3.g)	1,257	1,295
Taxes payable	17	13
Net advances from crude oil purchasers (Note 3.h)	760	881
Reserves (Exhibit E)	406	365
Total noncurrent liabilities	2,871	2,990
Total liabilities	6,493	8,975

Temporary differences
Foreign companies’ translation (Note 3.i)	(109)	(115)
Shareholders’ Equity (per corresponding statements)	21,393	22,534
Total liabilities, temporary differences and shareholders’ equity	27,777	31,394

Notes 1 to 11 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

JOSE MARIA RANERO DIAZ
Director

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004	2003

Net sales	8,518	8,028
Cost of sales (Exhibit F)	(3,923)	(3,501)
Gross profit	4,595	4,527

Administrative expenses (Exhibit H)	(170)	(143)
Selling expenses (Exhibit H)	(587)	(515)
Exploration expenses (Exhibit H)	(120)	(68)
Operating income	3,718	3,801

Income on long-term investments	167	260
Other expenses, net (Note 3.j)	(56)	(130)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	76	125
Exchange differences	(19)	(1,017)
Holding gains on inventories	108	48
Losses on exposure to inflation	—	(5)
(Losses) Gains on liabilities
Interests	(63)	(94)
Exchange differences	(45)	892
Gains on exposure to inflation	—	14
Net income before income tax	3,886	3,894
Income tax (Note 3.k)	(1,487)	(1,705)
Net income	2,399	2,189
Earnings per share (Note 1)	6.10	5.57

Notes 1 to 11 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

JOSE MARIA RANERO DIAZ
Director

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(amounts expressed in millions of Argentine pesos, except per share amounts expressed in pesos - Note 1)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

2004
Shareholders’ Contributions
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Irrevocable Contributions	Total

Balances at the beginning of year	3,933	7,266	640	28	11,867
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 9, 2003
• Cash dividends (5 per share)	—	—	—	—	—
As decided by the Ordinary Shareholders’ meeting of April 21, 2004
• Reserve for Future Dividends reversal	—	—	—	—	—
• Cash dividends (9 per share)	—	—	—	—	—
• Appropriation to Legal Reserve	—	—	—	—	—
• Appropriation to Reserve for
Future Dividends	—	—	—	—	—
Net income	—	—	—	—	—
Balances at the end of period	3,933	7,266	640	28	11,867

	2004				2003
	Legal Reserve	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity	Total Shareholders’ Equity

Balances at the beginning of year	1,031	133	9,503	22,534	20,896
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 9, 2003
• Cash dividends (5 per share)	—	—	—	—	(1,967)
As decided by the Ordinary Shareholders’ meeting of April 21, 2004
• Reserve for Future Dividends reversal	—	(133)	133	—	—
• Cash dividends (9 per share)	—	—	(3,540)	(3,540)	—
• Appropriation to Legal Reserve	255	—	(255)	—	—
• Appropriation to Reserve for
Future Dividends	—	1,770	(1,770)	—	—
Net income	—	—	2,399	2,399	2,189
Balances at the end of period	1,286	1,770	6,470	21,393	21,118

Notes 1 to 11 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

JOSE MARIA RANERO DIAZ
Director

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004	2003
Cash Flows from Operating Activities
Net income	2,399	2,189
Adjustments to reconcile net income to net cash provided by operating activities:
Income on long-term investments	(167)	(260)
Dividends from long-term investments	29	19
Depreciation of fixed assets	1,147	1,082
Consumption of materials and fixed assets retired, net of allowances	102	216
Increase in allowances for fixed assets	59	24
Net increase in reserves	25	112
Changes in assets and liabilities:
Trade receivables	(41)	327
Other receivables	3,073	18
Inventories	(232)	(147)
Accounts payable	(175)	(136)
Salaries and social security	7	(2)
Taxes payable	(1,921)	1,626
Net advances from crude oil purchasers	(127)	(508)
Exchange differences, interests and others	48	(572)
Net cash flows provided by operating activities	4,226 (1)	3,988 (1)
Cash Flows from Investing Activities
Acquisitions of fixed assets	(1,117)	(998)
Capital distributions from long-term investments	4	—
Capital contribution in long-term investments	—	(3)
Investments (non cash and equivalents)	—	(31)
Net cash flows used in investing activities	(1,113)	(1,032)
Cash Flows from Financing Activities
Payment of loans	(581)	(973)
Proceeds from loans	266	—
Dividends paid	(3,540)	(1,967)
Net cash flows used in financing activities	(3,855)	(2,940)
(Decrease) Increase in Cash and Equivalents	(742)	16
Cash and equivalents at the beginning of years	864	574
Effect of changes in the purchasing power of Argentine pesos on cash and equivalents	—	(5)
Cash and equivalents at the end of periods	122	585

For supplemental information on cash and equivalents, see Note 3.a.

(1)               Includes (3,522) and (118) corresponding to income tax payments, and (71) and (131) corresponding to interest payments, for the six-month periods ended June 30, 2004 and 2003, respectively.

Notes 1 to 11 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

JOSE MARIA RANERO DIAZ
Director

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 in the English translation

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

1.                   SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Buenos Aires City, Argentina, considering the regulations of the CNV. They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

The financial statements for the six-month periods ended June 30, 2004 and 2003 are unaudited but reflect all adjustments which, in the opinion of Management, are necessary to present the financial statements for such periods on a consistent basis with the audited annual financial statements.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of less than three months to be cash and equivalents.

Derivative instruments

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, the Company has entered into certain hedging contracts related to forward crude oil sale agreements, which are described in Note 2.i.

Recognition of revenue criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks of loss pass to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and extraction and electric power generation, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s producing fields and undeveloped properties were converted into production concessions and exploration permits under Law No. 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of borrowed and granted loans, which has been estimated based on market prices or current interest rates offered to the Company at the end of each year or period, for investments or debt of the same remaining maturity, approximates its carrying value.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information and historical trends. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets and liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by the Company’s Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding and the net income for the six-month periods ended as of June 30, 2004 and 2003.

2.                   VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)                   Cash:

•                       Amounts in Argentine pesos have been valued at face value.

•                       Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, as applicable. Exchange differences have been credited (charged) to current income. Additional information on assets denominated in foreign currency is presented in Exhibit G.

b)                   Current investments, trade and other receivables and payables:

•                       Amounts in Argentine pesos have been valued at face value, which includes accrued interest through the end of each period or year, if applicable. Mutual funds have been valued at market value at the end of each period or year. The discounted value does not differ significantly from their face value as of the end of each period or year when required by generally accepted accounting principles.

•                       Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Investments in government securities have been valued at its market value as of the end of each period or year. Additional information on assets and liabilities denominated in foreign currency is presented in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)                   Inventories:

•                       Refined products for sale, products in process of refining and crude oil have been valued at replacement cost as of the end of each period or year.

•                       Raw materials and packaging materials have been valued at cost restated as mentioned in Note 1, which does not differ significantly from its replacement cost as of the end of each period or year.

d)                   Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost restated as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Oleoducto Trasandino (Argentina) S.A., A&C Pipeline Holding Company and Petróleos Trasandinos YPF S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments in shares and holdings in other companies to their estimated recoverable value. The main factors for the recognized impairment, were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization of natural gas sale prices and utility rates (Anexo E).

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses, generate income and arrange borrowing abroad. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included in the “Temporary differences - Foreign companies’ translation” account of the balance sheet, which will be maintained until the sale or complete or partial liquidation of the related investment.

Holdings in preferred shares have been valued as defined in the respective bylaws.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Buenos Aires City to foreign related companies’ financial statements and the elimination of the appraisal revaluation of fixed assets from investees.

The investments in companies under control, joint control or significant influence, have been valued based upon the last available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter shareholders’ equity (Exhibit C).

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

e)                   Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A.

Oil and gas producing activities

•                       The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. Furthermore, costs of drilling exploratory wells are also charged to expense if the proved reserves determination process exceeds one year following completion of drilling.

•                       Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

•                       The capitalized costs related to producing activities, including tangible and intangible costs, have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

•                       The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•                       The future costs for hydrocarbon wells abandonment obligations have been valued at its fair value with credit to the “Accounts payable” account of the balance sheet. This additional fixed asset’s carrying amount is depreciated using the unit-of-production method.

Other fixed assets

•                       The Company’s other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

Renewals and betterments that materially extend the useful life of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated realizable value.

The carrying value of the fixed asset of each business segment as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

f)       Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the actual statutory rate of 35%. The Company has recorded the previously mentioned deferred tax assets and liabilities at face value. The effect of measuring such deferred tax assets and liabilities on a discounted basis is not material.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income, consequently, the Company has not recorded any charge for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation, storage and treatment. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for five years. Outstanding rates as of June 30, 2004 are 20% for natural gas and liquefied petroleum gas, 25% for crude oil and 5% for gasoline, diesel and other refined products.

g)                  Allowances and reserves:

•                       Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated realizable value of these assets.

•                       Reserves for losses: amounts at face value have been provided for various contingencies involving the Company. The estimated probable amounts are recorded taking into consideration the probability and period of occurrence, based on Management’s expectations and in consultation with legal counsel. If required by generally accepted accounting principles, their discounted value does not differ from the recorded face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

h)                  Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable, material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i)                     Derivative instruments:

As of June 30, 2004, the Company hedged the crude oil price of future committed deliveries through price swap agreements originally covering approximately 23.9 and 24.1 million crude oil barrels to be delivered during the term of ten and seven years, respectively, under the forward crude oil sale agreements mentioned in Note 9.b (“hedged items”). Under these price swap agreements the Company will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of June 30, 2004, approximately 25 million of barrels of crude oil are hedged under these agreements.

These fair value hedges are carried at fair value and are disclosed in the “Net advances from crude oil purchasers” account in the balance sheet. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the risk being hedged of the hedged item. As these instruments are effective, they do not have impact in net income.

j)                     Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for the “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

k)                 Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria, restated as detailed in Note 1:

•                       Accounts which accumulate monetary transactions at its face value.

•                       Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•                       Depreciation and amortization of nonmonetary assets, valued at acquisition cost, have been recorded based on the restated cost of such assets.

•                       Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

•                       The income (loss) on long-term investments in which control, joint control and significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

•                       Financial income (expenses) for the six-month period ended June 30, 2003, are disclosed net of the effect of the general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in the account “Gains (Losses) on exposure to inflation”.

3.                   ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet Accounts as of June 30, 2004 and December 31, 2003

Assets

a)                   Investments:

	2004			2003
	Current		Noncurrent	Current		Noncurrent

Short-term investments and government securities	66	(1)(2)	—	673	(1)	—
Long-term investments (Exhibit C)	—		3,034	—		2,826
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(352)	—		(293)
	66		2,682	673		2,533

(1)               Includes 53 and 631 as of June 30, 2004 and December 31, 2003, respectively, with an original maturity of less than three months.

(2)               Accrue interests at annual rates from 1% to 7%.

b)                   Trade receivables:

	2004			2003
	Current		Noncurrent	Current	Noncurrent

Accounts receivable	1,576		77	1,554	80
Related parties (Note 7)	471		—	491	—
	2,047	(1)	77	2,045	80
Allowance for doubtful trade receivables (Exhibit E)	(316)		—	(358)	—
	1,731		77	1,687	80

(1)               Includes 294 in litigation, 157 one to three months past due, 80 in excess of three months past due, 1,486 due within three months and 30 due after three months.

c)                   Other receivables:

	2004				2003
	Current		Noncurrent		Current	Noncurrent

Deferred income tax (Note 3.k)	—		162		—	166
Tax credits and export rebates	269		18		254	18
Trade	29		—		39	—
Prepaid expenses	34		146		35	156
Concessions charges	18		115		18	125
Related parties (Note 7)	2,088	(3)	622	(3)	5,235	603
Loans to clients	9		87		9	87
From the renegotiation of long-term contracts	—		21		—	25
From joint ventures and other agreements	17		—		29	—
Miscellaneous	215		75		130	84
	2,679	(1)	1,246	(2)	5,749	1,264
Allowance for other doubtful accounts (Exhibit E)	(128)		—		(122)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(77)		—	(80)
	2,551		1,169		5,627	1,184

(1)               Includes 5 one to three months past due, 119 in excess of three months past due and 2,555 due as follows: 1,949 from one to three months, 21 from three to six months, 16 from six to nine months and 569 from nine to twelve months.

(2)               Includes 639 due from one to two years, 374 due from two to three years and 233 due after three years.

(3)               Accrues interest at annual rates from 1.3% to 6.03%.

d)                   Inventories:

	2004	2003

Refined products for sale	482	352
Crude oil	334	262
Products in process of refining	11	14
Raw materials and packaging materials	80	47
	907	675

e)                   Fixed assets:

	2004	2003

Net book value of fixed assets (Exhibit A)	18,657	18,788
Allowance for unproductive exploratory drilling (Exhibit E)	(85)	(39)
Allowance for obsolescence of materials (Exhibit E)	(26)	(26)
Allowance for fixed assets to be disposed of (Exhibit E)	(21)	(21)
	18,525	18,702

Liabilities

f)                     Accounts payable:

	2004				2003
	Current		Noncurrent		Current	Noncurrent

Trade	1,096		27		1,237	27
Hydrocarbon wells abandonment obligations	—		359		—	347
Related parties (Note 7)	217		—		240	—
From joint ventures and other agreements	104		—		104	—
Miscellaneous	45		45		37	62
	1,462	(1)	431	(2)	1,618	436

(1)               Includes 1,435 due within three months, 11 due from three to six months and 16 due after six months.

(2)               Includes 52 due from one to two years and 379 due after two years.

g)             Loans:

	Interest	Principal	2004		2003
	Rates(1)	Maturity	Current	Noncurrent	Current	Noncurrent

Negotiable Obligations(2)	7.75-10.00%	2007-2028	30	1,071	574	1,075
Related parties (Note 7)	2.34-2.84%	2004	148	—	—	—
Other creditors	1.70-2.78%	2004-2007	197	186	76	220
			375	1,257	650	1,295

(1)               Annual interest rates as of June 30, 2004.

(2)               Disclosed net of 778 and 1,253 corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of June 30, 2004 and December 31, 2003, respectively.

The maturities of the Company’s current and noncurrent loans, as of June 30, 2004, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	Total

Current loans	187	76	112	375

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	Over 5 years	Total

Noncurrent loans	74	74	552	365	192	1,257

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program		Issuance			Interest Rates (1)	Principal Maturity	Book Value
(in millions)							2004		2003
		Year	Principal Value				Current	Noncurrent	Current	Noncurrent

US$	1,000	1997	US$	300	7.75%	2007	15	514	15	517
US$	1,000	1998	US$	100	10.00%	2028	3	192	3	190
US$	1,000	1999	US$	225	9.13%	2009	12	365	12	368
—	—	1994	US$	350	—	—	—	—	544	—
							30	1,071	574	1,075

(1)               Annual interest rates as of June 30, 2004.

In connection with the issuance of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

h)                  Net advances from crude oil purchasers:

	2004			2003
	Current	Noncurrent		Current	Noncurrent

Advances from crude oil purchasers	534	1,395		432	1,276
Derivative instruments - Crude oil price swaps	(272)	(635)		(172)	(395)
	262	760	(1)	260	881

(1)               Includes 262 due from one to two years, 262 due from two to three years and 236 due after three years.

Temporary differences

i)                     Foreign companies’ translation:

	2004	2003

Balance at the beginning of years	(115)	—
Increases (decreases)	6	(115)
Balance at the end of period or year	(109)	(115)

Statements of Income Accounts as of June 30, 2004 and 2003

j)                     Other expenses, net:

	Income (Expense)
	2004	2003

Reserve for pending lawsuits	(48)	(140)
Miscellaneous	(8)	10
	(56)	(130)

k)                 Income tax:

	2004	2003

Current income tax	(1,483)	(1,635)
Deferred income tax	(4)	(70)
	(1,487)	(1,705)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the six-month periods ended June 30, 2004 and 2003, is as follows:

	2004	2003

Net income before income tax	3,886	3,894
Statutory tax rate	35%	35%
Statutory tax rate applied to net income before income tax	(1,360)	(1,363)

Permanent differences:
Effect of the restatement into constant Argentine pesos	(179)	(260)
Income on long-term investments	58	91
Not deductible exchange differences	(18)	(35)
Miscellaneous	12	(138)
	(1,487)	(1,705)

The breakdown of the net deferred tax asset as of June 30, 2004 and December 31, 2003, is as follows:

	2004	2003
Deferred tax assets
Exchange differences from devaluation of Argentine peso – Law No. 25,561	123	151
Allowances and reserves	225	250
Miscellaneous	78	51
Total deferred tax assets	426	452

Deferred tax liabilities
Fixed assets	(219)	(235)
Miscellaneous	(45)	(51)
Total deferred tax liabilities	(264)	(286)
Net deferred tax asset	162	166

4.                   CAPITAL STOCK

The Company’s subscribed capital, as of June 30, 2004, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of June 30, 2004, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of June 30, 2004, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.                   RESTRICTED ASSETS AND GUARANTEES GIVEN

As of June 30, 2004, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and PBBPolisur S.A. in an amount of approximately US$ 59 million, US$ 65 million and US$ 15 million, respectively. The corresponding loans have final maturity in 2011. YPF has also signed guarantees in relation to the financing of the expansion of the plant of PBBPolisur S.A. for an amount of approximately US$ 149 million, upon 2017, having the creditor the option to request the loans cancellation in 2005, 2010 and 2015. Additionally, YPF has guaranteed obligations of Maxus for US$ 7 million.

YPF has pledged all of its shares of capital stock in Mega and Profertil S.A., and has committed, among other things, to maintain its interests in these companies upon December 31, 2004 and December 31, 2010, respectively, due to requirements of the corresponding financial agreements. Furthermore, the Company has signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$ 13 million.

6.                   PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of June 30, 2004, the exploration and production joint ventures and the main other agreements in which the Company participates are the following:

Name and Location	Ownership Interest		Operator	Last Financial Statements Issued	Activity
Acambuco Salta	22.50%		Pan American Energy LLC	03/31/04	Exploration and production
Aguada Pichana Neuquén	27.28%		Total Austral S.A.	03/31/04	Production
Aguaragüe Salta	30.00%		Tecpetrol S.A.	05/31/04	Exploration and production
Bandurria Neuquén	37.50%		YPF S.A.	—	Exploration
CAM-2 / A SUR Tierra del Fuego and Santa Cruz	50.00%		Sipetrol S.A.	—	Exploration and production
CAM-3 Santa Cruz	50.00%		Sipetrol S.A.	—	Exploration and production
Campamento Central / Cañadón Perdido Chubut	50.00%		YPF S.A.	12/31/02	Production
CCA-1 GAN GAN Chubut	50.00%		Wintershall Energía S.A.	—	Exploration
CGSJ - V/A Chubut	50.00%		Wintershall Energía S.A.	—	Exploration
Corralera Neuquén	40.00%		Chevron San Jorge S.R.L.	—	Exploration
El Tordillo Chubut	12.20%		Tecpetrol S.A.	03/31/04	Production
Filo Morado Neuquén	50.00%		YPF S.A.	12/31/02	Generation of power electricity
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.	03/31/04	Exploration
Llancanelo Mendoza	51.00%		YPF S.A.	12/31/02	Exploration and production
Magallanes “A” Santa Cruz	50.00%		Sipetrol S.A.	12/31/03	Production
Palmar Largo Formosa	30.00%		Pluspetrol S.A.	12/31/03	Production
Puesto Hernández Neuquén and Mendoza	61.55%		Pecom Energía S.A.	09/30/03	Production
Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.	12/31/02	Production
San Roque Neuquén	34.11%		Total Austral S.A.	03/31/04	Exploration and production
Tierra del Fuego Tierra del Fuego	30.00%		Pan American Fueguina S.R.L.	12/31/03	Production

(1)               Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of June 30, 2004, the Company has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas, having an interest between 30% and 100%.

The assets and liabilities as of June 30, 2004 and December 31, 2003 and production costs of the joint ventures and other agreements for the six-month periods ended June 30, 2004 and 2003 included in the financial statements are as follows:

	2004	2003

Current assets	55	79
Noncurrent assets	1,839	1,792
Total assets	1,894	1,871

Current liabilities	157	152
Noncurrent liabilities	135	133
Total liabilities	292	285
Production costs	388	401

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each period or year, as applicable, taking into account significant subsequent events and transactions as well as available management information.

7.                   BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of June 30, 2004 and December 31, 2003, from transactions with controlled companies, jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2004					2003
	Trade receivables	Other receivables		Accounts payable	Loans	Trade receivables	Other receivables		Accounts payable
	Current	Current	Noncurrent	Current	Current	Current	Current	Noncurrent	Current
Controlled Companies:
Operadora de Estaciones de Servicios S.A.	6	—	—	8	—	9	—	—	5
A - Evangelista S.A.	—	2	—	23	—	—	1	—	18
Others	—	—	—	44	—	—	—	—	44
	6	2	—	75	—	9	1	—	67
Jointly Controlled Companies:
Petroken Petroquimica Ensenada S.A. (“Petroken”)	52	—	—	1	—	35	—	—	—
Profertil S.A.	14	—	—	14	—	11	37	—	14
Mega	111	2	—	—	148	112	30	—	21
Refineria del Norte S.A. (“Refinor”)	69	—	—	23	—	57	—	—	43
	246	2	—	38	148	215	67	—	78
Companies under Significant Influence:	84	8	—	41	—	73	22	—	28

	2004					2003
	Trade receivables	Other receivables		Accounts payable	Loans	Trade receivables	Other receivables		Accounts payable
	Current	Current	Noncurrent	Current	Current	Current	Current	Noncurrent	Current
Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	1,231	—	25	—	—	1,385	—	33
Repsol YPF Transporte y Trading S.A.	33	—	—	1	—	132	—	—	—
Repsol YPF Gas S.A.	23	5	49	2	—	10	22	48	2
Repsol YPF Gas Chile Ltda.	—	—	313	—	—	—	8	299	—
Repsol YPF Brasil S.A.	33	26	260	13	—	21	25	256	14
Repsol International Finance B.V.	—	800	—	—	—	—	3,699	—	—
Others	46	14	—	22	—	31	6	—	18
	135	2,076	622	63	—	194	5,145	603	67
	471	2,088	622	217	148	491	5,235	603	240

The Company maintains purchase, sale and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. The principal purchase, sale and financing transactions with these companies for the six-month periods ended June 30, 2004 and 2003, include the following:

	2004				2003
	Sales	Purchases and services	Loan operations (debit) credit	Interest gains	Sales	Purchases and services	Loan operations (debit) credit	Interest gains
Controlled Companies:
Operadora de Estaciones de Servicios S.A.	6	44	—	—	5	41	—	—
A -Evangelista S.A.	—	53	—	—	—	66	—	—
	6	97	—	—	5	107	—	—
Jointly Controlled Companies:
Petroken	80	1	—	—	81	1	—	—
Profertil S.A.	32	71	35	—	19	13	14	4
Mega	272	—	173	—	198	—	—	1
Refinor	116	52	—	—	124	54	—	—
	500	124	208	—	422	68	14	5
Companies under Significant Influence:	260	120	—	—	121	101	—	—
Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	11	185	23	—	11	(100)	24
Repsol YPF Transporte y Trading S.A.	352	12	—	—	761	15	—	—
Repsol YPF Brasil S.A.	39	—	—	7	23	—	—	8
Repsol YPF Gas S.A.	101	1	17	3	94	—	10	5
Repsol International Finance B.V.	—	—	2,941	19	—	—	(716)	10
Others	80	13	—	10	103	2	5	4
	572	37	3,143	62	981	28	(801)	51
	1,338	378	3,351	62	1,529	304	(787)	56

8.                   SOCIAL AND OTHER EMPLOYEE BENEFITS

a)                   Performance Bonus Programs:

Cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with corporate, business unit and personal objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 15 and 10 for the six-month periods ended June 30, 2004 and 2003, respectively.

b)                  Retirement Plan:

Effective March 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 2 for the six-month periods ended June 30, 2004 and 2003.

c)                   Directors’ Incentive Programs:

These include directors and high-responsibility personnel in YPF and its controlled companies. The aim of these programs is to strengthen the identification of the mentioned executives with shareholders’ interests while, at the same time, favoring retention of key personnel. The plans are the following:

•                       2000 Stock Appreciation Rights Program: is based on the appreciation of the listed price of Repsol YPF’s shares between the time the stock appreciation rights are granted and the time they are exercised, and is settled in cash. As of June 30, 2004, 195,505 stock appreciation rights with a reference value of 16.40 euros per share and 212,965 stock appreciation rights with a reference value of 24.60 euros per share, remain outstanding. Beneficiaries can exercise its remaining rights until December 2004.

•                       2002 Stock Appreciation Rights Program: is based on the appreciation of the listed price of Repsol YPF’s shares between the time the stock appreciation rights are granted and the time they are exercised, and is settled in cash. As of June 30, 2004, 614,732 stock appreciation rights with a reference value of 13 euros per share and 651,805 stock appreciation rights with a reference value of 18 euros per share, remain outstanding.

In relation to the rights of each tranche, the beneficiaries will be able to exercise 1/3 from March 1, 2004, up to 2/3 from March 1, 2005 and from March through December 2006, the beneficiaries will be able to exercise all of the rights not yet exercised. During 2004, Repsol YPF has acquired options in order to cover the expenses related to this program.

The compensation cost for these programs is measured as the excess of the quoted market price at each balance sheet date over the exercise price and considering the fair value of the mentioned options. The amount charged to expense related to these programs for the six-month periods ended June 30, 2004 and 2003 was not material.

9.                   COMMITMENTS AND CONTINGENCIES

a)                   Reserve for pending lawsuits:

It has been established to afford lawsuits which are probable and can be reasonably estimated. In the opinion of Management and its external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of the issuance of these financial statements, of the possible outcome of the mentioned lawsuits (Exhibit E).

Additionally, YPF has received claims for approximately 426, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outcome of such claims. YPF has also received 229 claims with adverse outcome which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outflows related to such claims.

b)                   Other matters:

Contractual commitments:

In June 1998 and December 2001, YPF has received from crude oil purchasers advanced payments for future crude oil commitments deliveries for approximately US$ 315 million and US$ 400 million, respectively. Under the terms of these agreements, YPF has agreed to sell and deliver approximately 23.9 million and 24.1 million crude oil barrels during the term of ten and seven years, respectively. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. These payments have been classified as “Net advances from crude oil purchasers” on the balance sheet and are being reduced as crude oil is delivered to the purchasers under the terms of the contracts. As of June 30, 2004, approximately 25 million crude oil barrels are pending of delivery.

Operating leases:

As of June 30, 2004, the main lease contracts, which began its execution after January 1, 2003, mainly correspond to the rental of oil and gas production facilities. Charges recognized under these contracts as of June 30, 2004 amounted to 23.

As of June 30, 2004, future estimated payments related to these contracts are as follows: 53 within one year, 163 from one to five years and 1 after five years.

Tax claims:

The Federal Administration of Public Revenue (“AFIP”) has filed a claim regarding the way in which the Company has calculated its Hydro Infrastructure and Diesel Fuel tax liabilities, in relation to gasoline and diesel fuel export sales from January to December 2002 and from June 2001 to March 2002, respectively, for a total amount of 176 plus interests. Management believes, based upon the opinion of its external counsel, that strong legal and constitutional reasons exist to consider that those claims are without merit and the Company has challenged those claims through a legal presentation.

Additionally, the Company has received several claims from the AFIP and from provincial and municipal fiscal entities. Management believes, based upon the opinion of its external counsel, that these claims will not have significant negative effects on the results of Company’s operations in the future.

Liabilities and contingencies assumed by the Argentine Government:

The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Republic of Argentina pursuant to the above-mentioned indemnity.

As of June 30, 2004, all claims related to the predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government.

Environmental liabilities of YPF:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in effect relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company has set off new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990.

As of June 30, 2004, the Company has reserved all environmental contingencies which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation of regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced. In the long-term, this potential changes and ongoing studies, could affect future results of operations.

Environmental liabilities of Maxus:

Certain environmental liabilities related to Chemicals’ operations were assumed by TS and Maxus, indirect subsidiaries through YPF Holdings Inc. YPF committed to contribute capital up to an amount that will enable to satisfy the assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

Liquefied petroleum gas market:

On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109, amount stated in the currency as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) concluded the investigation and imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence. Among the solid arguments expressed in the explanation submitted by the Company, YPF expressed and offered the corresponding evidence, which demonstrated that no restrictions were imposed by YPF to the LPG domestic market and that, during the period under investigation, the whole LPG domestic demand could have been satisfied by the production of YPF’s competitors, so YPF’s market position should not be qualified as dominant.

Considering the criterion settled by the Argentine Supreme Court in relation to the above-mentioned process of law against YPF for the period from 1993 through 1997, which established the term for administrative infractions (under Law No. 22,262) for two years, the mentioned claim for the application of the statutes of limitation should prosper. Since the imputed conduct occurred before September 29, 1999, effective date of the new law, YPF believes that the applicable law to the proceeding is Law No. 22,262, instead of the new Antitrust Protection Law (No. 25,156).

YPF filed with the Criminal Economic Appellate Court (the “Court of Appeals”) complaint appeals:

•                       On July 29, 2003, as a consequence of Antitrust Board’s denial of the appeal for annulment of the resolution that disposed the opening of the summary, without previously resolving the claim for the application of the status of limitation opposed by YPF. On April 13, 2004, the Court of Appeals denied the claim filed by YPF, due to the existance of exceptions of statues of limitation presented to the Antitrust Board. If Antitrust Board resolves the claim in a negative way (which is of previous pronouncement accorded to the Court of Appeals), YPF might appeal such decision to the Court of Appeals, which will have to resolve about this matter.

•                       On February 4, 2004, as a consequence of Antitrust Board’s denial of YPF’s annulment request of resolution that disposed the imputation, based on absence of majority and prejudgment. YPF also protested for the irresolution of the claim of status of limitation opposed in due time. On April 13, 2004, the Court of Appeals decided to concede the exception filed by YPF, and consequently it will have to resolve on the annulment legitimacy regarding the court integrity (absence of majority), which has not ocurred as of the date of the issuance of these financial statements.

Agreement with the Federal Government and the Province of Neuquén:

On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

EDF International S.A. claim:

EDF International S.A. (“EDF”) has initiated an international arbitral proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. Under this process, EDF claims from Repsol YPF and YPF the payment of US$ 69 million in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A., corresponding to an adjustment in the sale price under the stock purchase agreement, alleging changes in the parity between Argentine peso and US dollar prior to December 31, 2001. YPF’s Management, based upon the opinion of external counsel, believes that EDF’s position is without merit, as the Convertibility Law No. 23,928 was repealed by the Law No. 25,561, approved on January 6, 2002.

Availability of foreign currency deriving from exports:

Decree No. 1,589/89 of the Federal Executive provides that, under Law No. 17,319 and its supplemented Decrees, producers enjoying free availability of crude oil, natural gas and/or liquefied gas, and producers that may decide so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

On December 9, 2002, YPF filed a declaratory action before Federal Court No. 9, located in the Province of Salta, in order to clarify the uncertainty status brought up by the interpretation of several government organizations, which consider that free availability of foreign currency provided by Decree No. 1,589/89 was implicitly abolished. Additionally, YPF obtained an injunction which orders the Federal Executive, the Central Bank of Argentina and the Ministry of Economy to refrain from taking any action that would affect YPF’s free availability of foreign currency, pursuant to the terms and scopes provided by Decree No. 1,589/89 article 5, as supplemented, and particularly from imposing YPF to liquidate its crude oil export collections in a higher percentage than stated in the mentioned decree. Furthermore, the injunction suspended the effects of any administrative resolution affecting the mentioned free availability of foreign currency. On December 10, 2002, the parties were notified about the motion and it is still in force in spite of the appeal opposed by the Federal Executive.

On December 31, 2002, Decree No. 2,703/02 was enacted, ratifying from such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, and did not provide a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/01.

On March 25, 2003, Federal Court of Salta accepted the incompetence exception submitted by the defendant, consequently, legal actions have been filed at the Federal Court located in Buenos Aires City, where the controversy must be resolved.

On December 1, 2003, the Administrative Contentious National Court determined the ineffectiveness of the mentioned injunctions, considering that the issuance of Decree No. 2,703 resolved the remaining uncertainty.

Taking into account the last mentioned resolution, on December 15, 2003, YPF submitted an explanatory appeal: (i) seeking the clarification of the scope of Decree No. 2,703/02, as the decree became effective as of the day after its publication and did not provide a conclusion in regards to the exports in the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/02; and (ii) in case the uncertainty regarding the applicable regime during the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/02 is resolved, requesting the analysis and dismissal of the submitted appeals related to the mentioned period.

On February 6, 2004, the Administrative Contentious National Court resolved the dismissal of the explanatory appeal considering that: (i) the former resolution was understandable and arguments used were related to unresolved issues that will be resolved on the final verdict; and (ii) the injunction cannot be maintained because the issuance of Decree No. 2,703/03 changed the background.

Because of the dismissal of the explanatory appeal, on February 19, 2004, YPF submitted an extraordinary appeal challenging December 1, 2003 resolution and requesting the reinstate of the previously established injunction.

Changes in Argentine economic rules:

During year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of economic, monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic and exchange policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

10.            RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions).

Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders residents in countries benefited from Conventions for the avoidance of double taxation, which will be subject to a minor tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

11.            DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of generally accepted accounting principles in Buenos Aires City, Argentina, but do not conform with certain generally accepted accounting principles in the United States of America.

JOSE MARIA RANERO DIAZ
Director

Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2004 AND COMPARATIVE INFORMATION FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004
	Cost
	Amounts at					Amounts
	Beginning			Net Decreases		at End
Main Account	of Year	Increases		and Transfers		of Period

Land and buildings	1,889	—		8		1,897
Mineral property, wells and related equipment	39,063	—		473		39,536
Refinery equipment and petrochemical plants	6,941	—		50		6,991
Transportation equipment	1,684	—		14		1,698
Materials and equipment in warehouse	271	280		(247)		304
Drilling and work in progress	1,241	851		(428)		1,664
Furniture, fixtures and installations	370	—		17		387
Selling equipment	1,240	—		—		1,240
Other property	285	—		(3)		282
Total 2004	52,984	1,131	(3)	(116	)(1)	53,999
Total 2003	51,153	998		(409	)(1)	51,742

	2004
	Depreciation								2003
Main Account	Accumulated at Beginning of Year	Net Decreases and Transfers		Depreciation Rate	Increases	Accumulated at End of Period	Net Book Value 06-30-04		Net Book Value 06-30-03		Net Book Value 12-31-03

Land and buildings	773	2		2%	15	790	1,107		1,119		1,116
Mineral property, wells and related equipment	26,282	—		(2)	934	27,216	12,320	(4)	12,204	(4)	12,781	(4)
Refinery equipment and petrochemical plants	4,664	—		4-5%	119	4,783	2,208		2,362		2,277
Transportation equipment	1,115	(2)		4-5%	22	1,135	563		492		569
Materials and equipment in warehouse	—	—		—	—	—	304		296		271
Drilling and work in progress	—	—		—	—	—	1,664		1,616		1,241
Furniture, fixtures and installations	323	(1)		10%	14	336	51		58		47
Selling equipment	810	—		10%	39	849	391		462		430
Other property	229	—		10%	4	233	49		64		56
Total 2004	34,196	(1	)(1)		1,147	35,342	18,657
Total 2003	32,116	(129	)(1)		1,082	33,069			18,673		18,788

(1)     Includes 13 and 64 of net book value charged to fixed assets allowances for the six-month periods ended June 30, 2004 and 2003, respectively.

(2)     Depreciation has been calculated according to the unit of production method (Note 2.e).

(3)     Includes 14 corresponding to the future cost of hydrocarbon wells abandonment obligations for the six-month period ended June 30, 2004.

(4)     Includes 1,410, 1,550 and 1,479 of mineral property as of June 30, 2004 and 2003 and December 31, 2003, respectively, and 135 and 129 corresponding to the future cost of hydrocarbon wells abandonment obligations as of June 30, 2004 and December 31, 2003, respectively.

Exhibit C

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 in the English translation

BALANCE SHEETS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004
							Information of the Issuer
	Description of the Securities								Last Financial Statements Issued					Holding in		2003
Name and Issuer	Class	Face Value	Amount	Book Value		Cost	Main Business	Registered Address	Date	Capital Stock		Income (loss)	Equity	Capital Stock		Book Value
Controlled companies:
YPF International S.A.	Common	Bs. 100	147,695	331		1,392	Investment	Av. José Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia	06/30/04	—	(2)	3	331	99.99%		335
YPF Holdings Inc.	Common	US$ 0.01	100	225	(3)	424	Investment and finance	717 North Harwood Street, Dallas, Texas, U.S.A.	03/31/04	1,540		(37)	88	100.00%		321
Operadora de Estaciones de Servicios S.A.	Common	$ 1	11,880	247		258	Commercial management of YPF’s gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	06/30/04	244		4	247	99.99%		244
A-Evangelista S.A.	Common	$ 1	8,683,498	95		31	Engineering and construction services	Tucumán 744, P. 12°, Buenos Aires, Argentina	06/30/04	9		3	95	99.91%		93
Argentina Private Development Company Limited (in liquidation)	Common	US$ 0.01	769,414	44		84	Investment and finance	P.O. Box 1109, Grand Cayman, British West Indies	12/31/01	—	(2)	3	44	100.00%		44
				942		2,189										1,037
Jointly controlled companies:
Compañía Mega S.A.(6)	Common	$1	77,292,000	354		169	Separation, fractionation and transportation of natural gas liquids	Av. Roque Sáenz Peña 777, P. 7°, Buenos Aires, Argentina	03/31/04	203		97	871	38.00%		279
Petroken Petroquímica Ensenada S.A.	Common	$1	40,602,826	170		103	Petrochemicals	Sarmiento 1230, P. 6°, Buenos Aires, Argentina	12/31/03	81		76	332	50.00%		151
Profertil S.A.	Common	$1	1,000,000	386		391	Production and marketing of fertilizers	Alicia Moreau de Justo 750, P. 1°, Of. 11, Buenos Aires, Argentina	03/31/04	2		55	772	50.00%		319
Refinería del Norte S.A.	Common	$1	45,803,655	192		96	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	12/31/03	92		97	354	50.00%		184
				1,102		759										933
Companies under significant influence:
Oleoductos del Valle S.A.	Common	$10	4,072,749	106	(1)	33	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	03/31/04	110		4	350	37.00%		103
PBBPolisur S.A.	Common	$1	12,838,664	147		236	Petrochemicals	Av. Eduardo Madero 900, P. 7°, Buenos Aires, Argentina	03/31/04	46		129	524	28.00%		100
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	43		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	03/31/04	14		5	154	33.15%		47
Oiltanking Ebytem S.A.	Common	$10	351,167	36		7	Hydrocarbon transportation and storage	Alicia Moreau de Justo 872, P. 4°, Of. 7 , Buenos Aires, Argentina	03/31/04	12		4	119	30.00%		29
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	12,298,800	25		21	Gas transportation by pipeline	San Martín 323, P. 19°, Buenos Aires, Argentina	03/31/04	87		5	259	10.00%		29
Central Dock Sud S.A.	Common	$0.01	86,799,282	35	(3)	57	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	03/31/04	65		17	303	9.98	%(5)	29
Gas Argentino S.A.	Common	$1	104,438,182	145		338	Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	03/31/04	309		5	320	45.33%		93
Inversora Dock Sud S.A.	Common	$1	40,291,975	159	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	03/31/04	94		12	276	42.86%		158
Pluspetrol Energy S.A.	Common	$1	30,006,540	255		121	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	03/31/04	67		34	568	45.00%		229
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	8,099,280	24		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	03/31/04	45		5	131	18.00%		24
Other companies:
Others (4)	—	—	—	15		13	—	—	—	—		—	—	—		15
				990		1,019										856
				3,034		3,967										2,826

(1)               Holding in shareholders' equity, net of intercompany profits.

(2)               No value is disclosed, due to book value is less than $ 1 million.

(3)               Holding in shareholders' equity plus adjustments to conform to YPF S.A. accounting methods.

(4)               Includes Enerfin S.A. (in liquidation), A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Petróleos Transandinos YPF S.A. and Mercobank S.A.

(5)               Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.

(6)               As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.

Exhibit E

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2004 AND 2003

ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004					2003
Account	Amount at Beginning of Year	Increases	Decreases		Amount at End of Period	Amount at End of Period

Deducted from current assets:
For doubtful trade receivables	358	—	42		316	427
For other doubtful accounts	122	6	—		128	109
	480	6	42		444	536
Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	80	1	4		77	92
For reduction in value of holdings in long-term investments	293	63	4		352	255
For unproductive exploratory drilling	39	59	13		85	48
For obsolescence of materials	26	—	—		26	26
For fixed assets to be disposed of	21	—	—		21	13
	459	123	21		561	434
Total deducted from assets, 2004	939	129	63		1,005
Total deducted from assets, 2003	953	112	95	(1)		970

Reserves for losses - current:
For miscellaneous contingencies	37	—	16		21	69

Reserves for losses - noncurrent:
For pending lawsuits (Note 9.a)	309	48	8		349	354
For miscellaneous contingencies	56	1	—		57	51
	365	49	8		406	405
Total included in liabilities, 2004	402	49	24		427
Total included in liabilities, 2003	362	154	42	(1)		474

(1)     Includes the reversal of the restatement in constant Argentine pesos of the amounts at beginning of year and of the operations of the period for monetary allowances and reserves.

Exhibit F

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

COST OF SALES

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004	2003

Inventories at beginning of year	675	594
Purchases for the period	610	328
Production costs (Exhibit H)	3,437	3,272
Holding gains on inventories	108	48
Inventories at end of period	(907)	(741)
Cost of sales	3,923	3,501

Exhibit G

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

					Exchange Rate		Book Value
	Foreign Currency and Amount				in Pesos as of		as of
Account	2003		2004		06-30-04		06-30-04
Current Assets
Cash	US$	15	US$	7	2.92	(1)	21
Investments	US$	40	US$	15	2.92	(1)	44
Trade receivables	US$	406	US$	386	2.92	(1)	1,127
		€1		€4	3.55	(1)	14
Other receivables	US$	1,826	US$	585	2.92	(1)	1,708
	—	—	$CH	107,503	0.004541	(1)	488
Total current assets							3,402
Noncurrent Assets
Other receivables	US$	193	US$	196	2.92	(1)	573
Total noncurrent assets							573
Total assets							3,975
Current Liabilities
Accounts payable	US$	225	US$	200	2.96	(2)	592
		€10		€10	3.64	(2)	36
Loans
Negotiable Obligations	US$	196	US$	10	2.96	(2)	30
Other creditors	US$	26	US$	26	2.96	(2)	77
Related parties	—	—	US$	50	2.96	(2)	148
Net advances from crude oil purchasers	US$	89	US$	89	2.96	(2)	262
Total current liabilities							1,145
Noncurrent Liabilities
Accounts payable	US$	20	US$	19	2.96	(2)	56
Loans
Negotiable Obligations	US$	367	US$	362	2.96	(2)	1,071
Other creditors	US$	75	US$	63	2.96	(2)	186
Net advances from crude oil purchasers	US$	301	US$	257	2.96	(2)	760
Total noncurrent liabilities							2,073
Total liabilities							3,218

(1)     Buying exchange rate.

(2)     Selling exchange rate.

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 11 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of June 30, 2004 and June 30, 2003 are unaudited)

	2004
	Production	Administrative		Selling	Exploration		2003
	Costs	Expenses		Expenses	Expenses	Total	Total

Salaries and social security taxes	126	31		52	10	219	185
Fees and compensation for services	12	40	(1)	9	1	62	56
Other personnel expenses	48	15		11	3	77	63
Taxes, charges and contributions	68	2		86	—	156	139
Royalties and easements	801	—		—	3	804	747
Insurance	26	—		7	—	33	36
Rental of real estate and equipment	85	—		24	—	109	76
Survey expenses	—	—		—	33	33	26
Depreciation of fixed assets	1,079	13		55	—	1,147	1,082
Industrial inputs, consumable materials and supplies	222	6		10	3	241	247
Construction and other service contracts	182	22		16	4	224	199
Preservation, repair and maintenance	318	6		4	3	331	353
Contracts for the exploitation of productive areas	138	—		—	—	138	107
Unproductive exploratory drillings	—	—		—	59	59	22
Transportation, products and charges	200	—		319	—	519	453
(Recovery) allowance for doubtful trade receivables	—	—		(39)	—	(39)	4
Publicity and advertising expenses	—	11		19	—	30	20
Fuel, gas, energy and miscellaneous	132	24		14	1	171	183
Total 2004	3,437	170		587	120	4,314
Total 2003	3,272	143		515	68		3,998

(1)     Includes 1 for fees to the Directors and Statutory Auditors.

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph. See Note 11 to the primary financial statements

Statutory Audit Committee’s Report

To the Shareholders of

YPF SOCIEDAD ANONIMA

Dear Sirs,

In accordance with the requirements of the Buenos Aires Stock Exchange and current legal requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of June 30, 2004 and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended and the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of June 30, 2004 and the related consolidated statements of income and cash flows for the six-month period then ended, disclosed as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions.

Our work on the accompanying financial statements consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we have principally considered the limited review report on interim period financial statements issued by the firm Deloitte & Co. S.R.L. dated July 29, 2004 and in accordance with generally accepted auditing standards in Argentina for a limited review of interim period financial statements. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above mentioned external auditor’s report provide a reasonable basis for our report.

Based on our work, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles in Buenos Aires City, Argentina.

As described in Note 9 to the accompanying primary financial statements, during year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar in place since March 1991 and adopted a set of economic, monetary, financial, fiscal and exchange measures. The accompanying financial statements should be read taking into account these issues. The future development of the economic crisis may require further measures from the Argentine Federal Government.

In compliance with current legal requirements, and in exercise of the control of lawfulness which is our duty, we also report that during the period we have applied the procedures described in article No. 294 of Law No. 19,550 as we considered necessary in the circumstances, and we have no comments to make in this regard.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Buenos Aires City, Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 11 to the accompanying financial statements).

Buenos Aires, Argentina

July 29, 2004

For Statutory Audit Committee

Homero Braessas

Statutory Auditor

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	August 30, 2004	By:	/s/ Carlos Olivieri
			Name:	Carlos Olivieri
			Title:	Chief Financial Officer